March 14, 2005

Office of Document Control/EDGAR

Securities and Exchange Commission

450 Fifth Street, Northwest

Washington, DC 20549

RE:	Form 10-K of CuraGen Corporation

Dear Sir or Madam:

Filed electronically via EDGAR on this date is the annual report on Form 10-K of CuraGen Corporation for the fiscal year ended December 31, 2004 complete with exhibits. The financial statements in the annual report do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.

If you should have any questions or comments regarding the Form 10-K, please contact the undersigned at (203) 401-3330.

Very truly yours,

CURAGEN CORPORATION

/s/	David M. Wurzer
David M. Wurzer
Executive Vice President, Treasurer and Chief Financial Officer